Filed Pursuant to Rule 433
Registration No. 333-223208
August 6, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

Autocallable Barrier Notes with Step-Up Premium and Step-Down Call Threshold

Linked to the Least Performing of the Dow Jones Industrial Average® and the EURO STOXX 50® Index

► Callable quarterly on or after November 14, 2019 at par plus the applicable Call Premium if the Official Closing Level of each Underlying is at or above its Call Threshold (which will be 100% of its Initial Level on the first four Observation Dates, and 95% of its Initial Level on the remaining Observation Dates).

► Call Premium of at least 10.15% per annum (to be determined on the Pricing Date)

► Contingent repayment of principal amount at maturity if the Final Level of the Least Performing Underlying on the Final Valuation Date is less than 95% of its Initial Level but greater than or equal to 65% of its Initial Level

► If the Notes are not called and the Least Performing Underlying declines by more than -35%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► Approximately 5 year term if not automatically called prior to maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Step-Up Premium and Step-Down Call Threshold (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $930.00 and $970.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.85% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

The Notes:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximate 5 year term, if not automatically called prior to maturity.
Reference Asset	The Dow Jones Industrial Average® ("INDU") and the EURO STOXX 50® Index ("SX5E") (each an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Call Threshold on any Observation Date on or after November 14, 2019.[2] In that case, you will receive a payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, plus the applicable Call Premium on the corresponding Call Payment Date.[2]
Call Threshold	For each Underlying, 100% of its Initial Level on the first four Observation Dates, and 95% of its Initial Level on the remaining Observation Dates (including the Final Valuation Date).
Call Premium	The Call Premium increases the longer the Notes are outstanding and will be least 10.15% per annum (to be determined on the Pricing Date).[2]
Barrier Level	With respect to each Underlying, 65% of its Initial Level
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Final Level of the Least Performing Underlying is less than its Call Threshold, and therefore not called, but greater than or equal to its Barrier Level:** $1,000. ■ **If the Final Level of the Least Performing Underlying is less than its Barrier Level:** $1,000 + ($1,000 × Final Return of the Least Performing Underlying). If the Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will not receive a Call Premium, and may lose up to 100% of the Principal Amount.
Final Return	With respect to each Underlying, $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Least Performing Underlying	The Underlying with the lowest Final Return
Trade Date	August 14, 2019
Pricing Date	August 14, 2019
Original Issue Date	August 19, 2019
Final Valuation Date[3]	August 14, 2024
Maturity Date[3]	August 19, 2024
CUSIP/ISIN	40435UUL6/US40435UUL69

The Notes

The Notes may be suitable for investors who believe that the level of each Underlying will not decrease significantly over the term of the Notes.

If both of the Underlyings are at or above their respective Call Thresholds on any Observation Date beginning on November 14, 2019, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Call Premium on the corresponding Call Payment Date.

If the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Call Threshold but greater than or equal to its Barrier Level, you will receive a Payment at Maturity equal to the Principal Amount of the Notes.

If the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will not receive the Call Premium and lose 1% of your principal for every 1% decline of that Least Performing Underlying from its Initial Level.



[1] As more fully described on page FWP-4.

[2] See page FWP-4 for more information about the Call Premium, Observation Dates and Call Payment Dates.

[3] Subject to postponement as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement

Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called, including on the Final Valuation Date, and whether the Final Level of the Least Performing Underlying is greater than or equal to its Barrier Level. If your Notes are not called, you will lose some or all of your Principal Amount at maturity if the Final Level of the Least Performing Underlying is less than its Barrier Level. In such a case, your return on the Notes will be negative.



Information about the Underlyings

The INDU is a price-weighted index compromised of 30 blue chip stocks considered to be the leaders in their industry. It is intended to be a measure of the entire U.S. market, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods, but excluding the transportation and utilities industries.



The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.



The graphs above illustrate the performance of the Underlyings from August 1, 2009 through August 1, 2019. Past performance is not necessarily an indication of future results. For further information on the Underlyings please see "Information Relating to the Underlyings" beginning on page FWP-15. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
Autocallable Barrier Notes with Step-Up Premium and
Step-Down Call Threshold



This document relates to a single offering of Autocallable Barrier Notes with Step-Up Premium and Step-Down Call Threshold. The Notes will have the terms described in this document and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the least performing of two indices. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Dow Jones Industrial Average® (Ticker: INDU) and the EURO STOXX 50® Index (Ticker: SX5E) (each, an "Underlying" and together, the "Underlyings")
Trade Date:	August 14, 2019
Pricing Date:	August 14, 2019
Original Issue Date:	August 19, 2019
Final Valuation Date:	August 14, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be August 19, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	If the Official Closing Level of each Underlying is at or above its Call Threshold on any Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.
Call Threshold	For each Underlying, 100% of its Initial Level on the first four Observation Dates, and 95% of its Initial Level on the remaining Observation Dates (including the Final Valuation Date).
Call Premium:	The Call Premium increases the longer the Notes are outstanding and will be least 10.15% per annum, as specified below (to be determined on the Pricing Date).
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Final Level of the Least Performing Underlying is less than its Call Threshold, and therefore not called, but greater than or equal to its Barrier Level:** $1,000. ■ **If the Final Level of the Least Performing Underlying is less than its Barrier Level:** $1,000 + ($1,000 × Final Return of the Least Performing Underlying). If the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will lose up to 100% of the Principal Amount

	Observation Dates	Call Payment Dates	Call Threshold (% of Initial Level)	Call Premium
Observation Dates and Call Payment Dates:	November 14, 2019	November 19, 2019	100%	[2.5375%]
	February 13, 2020	February 19, 2020	100%	[5.0750%]
	May 14, 2020	May 19, 2020	100%	[7.6125%]
	August 14, 2020	August 19, 2020	100%	[10.1500%]
	November 16, 2020	November 19, 2020	95%	[12.6875%]
	February 16, 2021	February 19, 2021	95%	[15.2250%]
	May 14, 2021	May 19, 2021	95%	[17.7625%]
	August 16, 2021	August 19, 2021	95%	[20.3000%]
	November 16, 2021	November 19, 2021	95%	[22.8375%]
	February 16, 2022	February 22, 2022	95%	[25.3750%]
	May 16, 2022	May 19, 2022	95%	[27.9125%]
	August 16, 2022	August 19, 2022	95%	[30.4500%]
	November 16, 2022	November 21, 2022	95%	[32.9875%]
	February 15, 2023	February 20, 2023	95%	[35.5250%]
	May 16, 2023	May 19, 2023	95%	[38.0625%]
	August 16, 2023	August 21, 2023	95%	[40.6000%]
	November 15, 2023	November 20, 2023	95%	[43.1375%]
	February 14, 2024	February 19, 2024	95%	[45.6750%]
	May 15, 2024	May 20, 2024	95%	[48.2125%]
	August 14, 2024 (the Final Valuation Date)	August 19, 2024 (the Maturity Date)	95%	[50.7500%]

Least Performing Underlying: The Underlying with the lowest Final Return.

Final Return: With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level: With respect to each Underlying, its Official Closing Level on the Pricing Date.

Final Level: With respect to each Underlying, its Official Closing Level on the Final Valuation Date.

Barrier Level: For each Underlying, 65% of its Initial Level .

CUSIP/ISIN: 40435UUL6/US40435UUL69

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any security included in either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, beginning on page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Call Threshold on any Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, together with the applicable Call Premium.

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value, determined as follows:

■ **If the Final Level of the Least Performing Underlying is less than its Call Threshold, and therefore not called, but greater than or equal to its Barrier Level:** $1,000.

■ **If the Final Level of the Least Performing Underlying is less than its Barrier Level:**

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will not receive a Call Premium and may lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor for the INDU. STOXX Limited is the reference sponsor for the SX5E.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Level of each of the Underlyings will be equal to or greater than its Call Threshold on one of the Observation Dates.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to invest in a security in which the maximum return is limited to the Call Premium.

▶ You are willing to hold Notes that will be automatically called on any Observation Date on which the Official Closing Level of each Underlying is at or above its Call Threshold.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid on the stocks included in either of the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Level of one or more of the Underlyings will be less than its Call Threshold on each of the Observation Dates, and below its Barrier Level on the Final Valuation Date.

▶ You seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unwilling to invest in a security in which the maximum return is limited to the Call Premium.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on which the Official Closing Level of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in either of the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;
▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Barrier Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level . You may lose up to 100% of your investment at maturity.

You may not receive the Call Premium.

The Notes may not be automatically called, and you may not receive the Call Premium. If the Official Closing Level of either Underlying on a Call Observation Date is less than its Call Threshold, the Notes will not be call and we will not pay you the Call Premium. If the Final Level of either Underlying is less than its Call Threshold, you will not receive a positive return on the Notes, the Final Level of either Underlying is less than its Barrier Level, you will lose some or all of your principal amount.

Your return on the Notes is limited to the principal amount plus the Call Premium, if any, regardless of any appreciation in the level of the Reference Asset.

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Call Premium, regardless of any appreciation in the level of either Underlying, which may be significant. Accordingly, an investment in the Notes may have a lower return than an investment in the securities included in one or both of the Underlyings.

The Notes are subject to the credit risk of HSBC USA Inc.
The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Call Premium and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.
If the Notes are automatically called early, the holding period could be as little as approximately 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.

If the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of your initial investment if the Final Level of the Least Performing Underlying is less than its Barrier Level, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the level of each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Higher Call Premiums, lower Call Threshold or Barrier Levels are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the level of that Underlying could close below its Call Threshold on an Observation Date or its Barrier Level on the Final Valuation Date, indicating a higher expected risk of (i) non-payment of any of the Call Premiums or (ii) loss on the Notes. This greater expected risk will generally be reflected in higher Call Premiums than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Call Threshold, Barrier Level or higher Call Premiums) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively lower Call Threshold or higher Call Premiums may indicate an increased risk of loss. Further, a relatively lower Barrier Level may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The level of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the levels of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Levels of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the level of the Least Performing Underlying is greater than or equal to its Call Threshold during the term of the Notes other than on the Observation Dates but then decreases on each Observation Date to a level that is less than its Call Threshold, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the level of each Underlying is greater than or equal to its Barrier Level during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than its Barrier Level, the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective levels on the Observation Dates, whether the Notes will be automatically called and the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the applicable Observation Dates.

Changes that affect an Underlying may affect the level of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the reference sponsor of an Underlying, concerning additions, deletions and substitutions of the constituents included in that Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents or may affect the level of that Underlying. The policies of the reference sponsor with respect to the calculation of an Underlying could also affect the level of that Underlying. The Reference sponsor may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could affect the level of an Underlying and the value of the Notes.

Owning the Notes is not the same as owning the stocks included in the Underlyings.

The return on your Notes may not reflect the return you would realize if you actually the stocks included in either Underlying. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the stocks included in the related Underlying.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Risks associated with non-U.S. companies.

The level of the SX5E depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign stocks may have less liquidity and could be more volatile than many of the stocks traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign stocks may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the Notes.

The Notes will not be adjusted for changes in exchange rates.

Although the stocks that are included in the SX5E are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. stocks are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SX5E and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of either Underlying relative to its Initial Level . We cannot predict the Official Closing Level of either Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes**.**

The table and examples below illustrate how the Call Premium and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Underlying performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Level	1,000.00 with respect to each Underlying*
▶	Hypothetical Barrier Level:	650.00 with respect to each Underlying (65% of its Initial Level)*
▶	Hypothetical Call Premium:	10.15% per annum. The actual Call Premium will be determined on the Pricing Date and will be at least 10.15% per annum.

* The hypothetical Initial Level of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Level of any Underlying. The actual Initial Level, Call Threshold and Barrier Level of each Underlying will be determined on the Pricing Date and set forth in the pricing supplement to which this free writing prospectus relates.

Observation Dates	Call Payment Dates	Call Threshold (% of Initial Level)	Call Premium
November 14, 2019	November 19, 2019	100%	2.5375%
February 13, 2020	February 19, 2020	100%	5.0750%
May 14, 2020	May 19, 2020	100%	7.6125%
August 14, 2020	August 19, 2020	100%	10.1500%
November 16, 2020	November 19, 2020	95%	12.6875%
February 16, 2021	February 19, 2021	95%	15.2250%
May 14, 2021	May 19, 2021	95%	17.7625%
August 16, 2021	August 19, 2021	95%	20.3000%
November 16, 2021	November 19, 2021	95%	22.8375%
February 16, 2022	February 22, 2022	95%	25.3750%
May 16, 2022	May 19, 2022	95%	27.9125%
August 16, 2022	August 19, 2022	95%	30.4500%
November 16, 2022	November 21, 2022	95%	32.9875%
February 15, 2023	February 20, 2023	95%	35.5250%
May 16, 2023	May 19, 2023	95%	38.0625%
August 16, 2023	August 21, 2023	95%	40.6000%
November 15, 2023	November 20, 2023	95%	43.1375%
February 14, 2024	February 19, 2024	95%	45.6750%
May 15, 2024	May 20, 2024	95%	48.2125%
August 14, 2024 (the Final Valuation Date)	August 19, 2024 (the Maturity Date)	95%	50.7500%

Example 1—**The Official Closing Level of each Underlying on the second Observation Date is greater than or equal to its Call Threshold, but not on the first Observation Date.**

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Through Nineteenth Observation Date	Final Level on the Twentieth Observation Date
INDU	1,000	1,050.00 / 5.00%	1,300.00 / 30.00%	N/A	N/A
SX5E	1,000	950.00 / -5.00%	1,100.00 / 10.00%	N/A	N/A

Because the Official Closing Level of each Underlying on the second Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,025.375 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 2.5375% return on the Notes.

Example 2—**The Official Closing Level of each Underlying on the twentieth Observation Date (the Final Valuation Date) is greater than or equal to its Call Threshold, but not on any previous Observation Dates.**

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Through Fourth Observation Date	Official Closing Level on the Fifth Through Nineteenth Observation Date	Final Level on the Twentieth Observation Date
INDU	1,000	980.00 / -2.00%	Various below its Initial Level	Various below 95% of its Initial Level	980.00 / -2.00%
SX5E	1,000	950.00 / -5.00%	Various below its Initial Level	Various below 95% of its Initial Level	1,050.00 / 5.00%

Because the Official Closing Level of each Underlying on the twentieth Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,507.50 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 50.75% return on the Notes.

Example 3—**The Notes are not called and the Final Level of the Least Performing Underlying is less than the Call Threshold but greater than or equal to its Barrier Level.**

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Through Fourth Observation Date	Official Closing Level on the Fifth Through Nineteenth Observation Date	Final Level on the Twentieth Observation Date
INDU	1,000	750.00 / -25.00%	Various below its Initial Level	Various below 95% of its Initial Level	900.00 / -10.00%
SX5E	1,000	800.00 / -20.00%	Various below its Initial Level	Various below 95% of its Initial Level	800.00 /-20.00%

SX5E is the Least Performing Underlying. Because the Final Level of the Least Performing Underlying is greater than or equal to its Barrier Level, you will receive $1,100.00 per Note, reflecting the Principal Amount, resulting in a 0.00% return on the Notes, even though the level of each Underlying has declined.

Example 4—**The Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level.**

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Through Fourth Observation Date	Official Closing Level on the Fifth Through Nineteenth Observation Date	Final Level on the Twentieth Observation Date
INDU	1,000	800.00/ -20.00%	Various below its Initial Level	Various below 95% of its Initial Level	1,050.00/ 5.00%
SX5E	1,000	750.00/ -25.00%	Various below its Initial Level	Various below 95% of its Initial Level	400.00/ -600.00%

SX5E is the Least Performing Underlying. Because the Final Level of the Least Performing Underlying is less than its Barrier Level, you will receive $400.00 per $1,000 in Principal Amount, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × -60.00%) = $400.00

resulting in a -60.00% return on the Notes.

If the Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will be exposed to any decrease in the level of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the INDU

The INDU is a price-weighted index compromised of 30 blue chip stocks considered to be the leaders in their industry. It is intended to be a measure of the entire U.S. market, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods, but excluding the transportation and utilities industries.

For more information about the INDU, see "The Dow Jones Industrial Average^SM" beginning on page S-10 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the INDU

The following graph sets forth the historical performance of the INDU based on the daily historical closing levels from August 1, 2009 through August 1, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the INDU should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the INDU on any Observation Date, including the Final Valuation Date.

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from August 1, 2009 through August 1, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Level will be made on such date, irrespective of the existence of a market disruption event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.85% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date.

We will not attempt to ascertain whether any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$

Autocallable Barrier Notes with Step-Up Premium and Step-Down Call Threshold Linked to the Least Performing of the Dow Jones Industrial Average® and the EURO STOXX 50® Index

August 6, 2019

Free Writing Prospectus